Richmont Mines Inc.

161 Principale Avenue
Rouyn-Noranda (Quebec)
J9X 4P6, CANADA

Tel. : 819 797-2465
Fax : 819 797-0166
www.richmont-mines.com

VIA EDGAR

July 12, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention:	Sean Donahue
Division of Corporation Finance
Fax Number (703) 813 - 6982

Re:	Form 20-F for the year ended December 31, 2009
Filed May 6, 2010
File No. 01- 14598

Dear Mr. Donahue:

Richmont Mines, Inc., a corporation formed under the laws of the Province of Quebec, Canada (the “Company” or “we”), hereby responds to the comment letter dated June 30, 2010 from H. Roger Schwall, Assistant Director of the Securities and exchange Commission (“Commission”) addressed to Martin Rivard, Chief Executive Officer (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 01- 14598).

The numbered paragraphs in the following discussion respond to comments made by the Staff of the Commission (“Staff”) in the Comment Letter and the discussion held on July 8, 2010 between Mr. Donahue and our U.S. counsel Peter A. Basilevsky, esq. The comments have been reproduced for your convenience.

Form 20-F for the year ended December 31, 2009

Risk Factors, Page 5

1.
Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin or precede “although” or “while” also require revision.

Response: We have noted the comment and in future filings will avoid using mitigating statements. No clauses will be preceded by the words “although” or “while” and the use of “no assurance can be given…” will be eliminated.

2.
Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected.

Response: We have noted the comment and in future filings the subheadings will be revised to disclose the risk or risks addressed in the individual risk factors.

3.
Please expand each risk factor to provide sufficient information so that an investor may understand the impact and magnitude of the risk being discussed. Discuss the specific risk presented to your business or results of operations rather than a general statement state that your business, operations, or revenues may be adversely affected.

Response: We have noted the comment and in future filings we will seek to expand the discussion of the risk factors to disclose their possible impact on investors where the effects of such risks can be identified or quantified with specificity.

Liquidity and Capital Resources, page 71

4.
Please include a statement that your working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. If you do not have sufficient capital for the next twelve months, quantify the amount of financing you will need and prioritize the types of activities you will be able to conduct depending on the amount of capital resources you are able to obtain.

Response: We have noted your comment and in future filings we will add a statement that our working capital is sufficient for our present requirements, or, if not, how we would propose to provide the additional working capital needed. If we do not have sufficient capital for the succeeding twelve months, we will seek to quantify the amount of financing we will need and prioritize the types of activities we will be able to conduct depending on the amount of capital resources we are able to obtain.

5.
Please disclose your material commitments for capital expenditures as of the end of the latest financial year an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Response: We have noted your comment and in future filings we will add this information in the Liquidity and Capital Resources section.

6.
Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity.

Response: We have noted your comment and in future filings we will add a discussion on known trends, events, or uncertainties in the Company’s liquidity and capital resources.

Management of the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding the foregoing or have need for any further information, kindly contact our United States counsel Peter A. Basilevsky at (212) 404-8779 (email address: pbasilevsky@ssbb.com; fax no.: (212) 818-9606/9607).

Very truly yours,

(s) Nicole Veilleux
Nicole Veilleux, CA
Director, Finance

Encs.
Cc: Peter A. Basilevsky (via e-mail w/enc.)